

OFFERING MEMORANDUM

facilitated by



DET Enterprises Inc

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	DET Enterprises Inc
State of Organization	VA
Date of Formation	08/11/2014
Entity Type	Corporation
Street Address	40742 Greyhouse Pl, Leesburg VA, 20175
Website Address	www.thecraftob.com

(B) Directors and Officers of the Company

Key Person	Douglas Travers
Position with the Company Title First Year	 CEO/President/Director 2014
Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other employers)* ***during the past three years*** *with an indication of job responsibilities. For example:* • **CEO** (*DET Entperprises dba The Craft of Brewing, 2014 - Present*) — Entrepreneur and day-to-day operational executive and manager of the brewery and all of its operations.

Key Person	Eswari Sivanandam
Position with the Company Title First Year	 Director 2014
Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other employers)* ***during the past three years*** *with an indication of job responsibilities. For example:* • **Pathologist** (*Mercy Regional Health Center Lorain, OH, 1984 - 2019*) — Was formerly also acting as Associate Director from 2012-2014. Co-Director at Amherst Hospital from 1987-1990. Regularly cover two hospitals (300 bed hospitals each), performing approximately 7000 surgicals per year in each hospital.

Key Person	Chitra Sivanandam
Position with the Company	
Title	CFO/Secretary/Director
First Year	2014
Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other employers)* **during the past three years** *with an indication of job responsibilities. For example:* • **VP, Analytics** (*SAIC, 7/2018 - Present*) — lead and manage the analytics team driving new business and capability development. • **Director/Senior PM** (*Raytheon - formerly Blackbird Technologies, 3/2013 - 7/2018*) - develop business growth strategies while at Blackbird and transitioned to new strategic investing lead in Advanced Concepts Technologies group at Raytheon.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Eswari Sivanandam	36%
Chitra Sivanandam	58%

(D) The Company's Business and Business Plan

Our Story

The Craft of Brewing is a relatively new startup brewery that inspires creativity with recipe creation for both the brewery and the home brewer. Our tap room, education-focused brewing experience and versatility of the brewery sets us apart from all other breweries in the area.

- We feature 20 taps on the self-service tap wall along with 14 taps behind the bar.
- Our Brew on Premise (BOP) enables home brewers to brew 20L or 50L batches onsite with the most creative freedom of any BOP in the greater DC area.

Our Mission

Our mission at TCOB is to create a bridge between the novice or experienced home brewer and the professional brewery. We thrive to create and environment where home brewers or our own brewery can experiment and build the next great recipe.

- We leverage out BOP equipment to build new test batches and get detailed data to inform market viability.
- We extend the ability for the home brewer to license a recipe to TCOB for production and distribution, growing local fan favorites with the community.
- We have a vision that includes scaling the BOP and tasting room through a franchise model in the long-run.

The Team

Douglas Travers, CEO/President

Douglas ("Travis") is the visionary behind TCOB with a passion for brewing. Having been a home brewer for a decade, he embarked on creating this business nearly 6 years ago. As a US Army veteran and former NASA contractor, he is skilled with complex equipment and manufacturing. He brings day-to-day operational experience and management to TCOB working through all aspects of production, distribution, facilities and staff management. As an owner and the operational executive/manager, he is dedicated and committed to the company with his time, skills and financial commitments.

Chitra Sivanandam, CFO/Secretary

Chitra provides the back office (finance and HR) needs for the business. In her day job, she is an executive at SAIC, a federal/defense contractor and has been working with not only federal contracting for over 20 years but has also been working with the startup community for nearly 15 years. While TCOB is still in it's early stages, Chitra provides much needed support for financial management and operational support, without additional expense and leveraging skills gained in her professional career as well as her education (MBA in Finance from The Wharton School, Univ of Pennsylvania). Similarly, as an owner she is committed to financial success and growth of TCOB.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 9 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	May 17, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Revolving credit / Debt	$10,000	$75,000
Distribution expansion	$5,000	$75,000
E-commerce expansion	$5,000	$40,000
Working Capital (incl COVID coverage)	$27,000	$45,000
Mainvest Compensation	$3,000	$15,000
TOTAL	$50,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.5 - 12.5%[2]
Payment Deadline	2027-04-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.35 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.48%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.5% and a maximum rate of 12.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	2.5%
$100,000	5.0%
$150,000	7.5%
$200,000	10.0%
$250,000	12.5%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.35x cap.

Your Right to Payments under the Note

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Common Stock
Number of Shares Outstanding	113019
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	100%
How these securities differ from the revenue sharing notes being offered to investors	Equity-carrying common stock with voting rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Eswari Sivanandam	36%
Chitra Sivanandam	58%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
SBA (EIDL)	$96,400	3.75%	05/22/2050	
SBA (PPP)	$36,000	1%	04/30/2022	full forgiveness application submitted so should zero out soon
Kabbage	$11,390	%		short term line of credit
Square Capital	$11,750	%		short term line of credit
Unpaid rent due	$33,000	%		back rent owed due to COVID revenue loss
American Express (credit card)	$44,000	11.24%		
Capital One (credit card)	$18,000	12.99%		
Equipment Loan	$137,315	%	04/30/2025	two loans for equipment financing (UCC-1 loans)

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

Corporation is fully funded by family members (Chitra Sivanandam, Douglas Travers and Eswari Sivanandam). Initially 57,000 shares of common stock at $10/share. Subsequently 56,019 shares issues (partially in a debt to equity conversion and partially with cash). Finally, valuation is being evaluated now to do additional debt to equity conversion and issue additional common stock shares.

(S) The Company's Financial Condition

Historical milestones

The Craft of Brewing (TCOB) has been operating and serving customers since March 2018 and has since achieved the following milestones:

- Opened location in Ashburn, VA

- Achieved revenue of 172,704.80 in 2018, which then grew to 278229.15 in 2019 (>60% year-on-year growth).

- Had Cost of Goods Sold (COGS) of $84,501.97, which represented gross profit margin of 51% in 2018. COGS were then $85,527.04 the following year, which implied gross profit margin of

- Attracted over 3000 unique customers in 2018 which then grew to over 4600 in 2019. To date we have served nearly 10,000 unique customers.

- TCOB has been operating at a net loss but expects to grow to profitability in 3-4 years.

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of 12/30/2020, The Craft of Brewing has debt of approximately $175,000 outstanding and a cash balance of $25,000. This debt is sourced primarily from the SBA for COVID-19 related measures as well as some equipment/collateral based loans. All other debt is unsecured and subordinate. Personal debt represented in the financial statements (due to Chitra Sivanandam) are currently being converted to equity and the liability will be removed from the business. Additional credit card debt in the financial statements (above what is shown above) is also being converted in a debt to equity conversion and will be assumed by current owners. In addition to the The Craft of Brewing's outstanding debt and the debt raised on Mainvest, The Craft of Brewing may require additional funds from alternate sources at a later date.

Subsequent events to historical financials

Since the latest available financial statements of The Craft of Brewing, we have had the following material changes and trends:

- Decrease in revenue due to state restrictions placed on breweries limiting how we can operate and how many customers we can serve.

- Continued expenses especially in regards to labor due to SBA regulations to maintain labor despite loss in revenue and new temporary operating constraints due to COVID-19.

- SBA loans (EIDL and PPP) along with the accounting of unpaid rent has all been accounted for in the current year. The PPP loan is expected to be fully forgiven.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$244,025	$329,150	$447,644	$626,702	$864,849
Cost of Goods Sold	$77,220	$114,678	$159,366	$228,796	$318,495
Gross Profit	$166,805	$214,472	$288,278	$397,906	$546,354
EXPENSES					
Rent	$149,138	$149,865	$154,361	$158,992	$163,762
Utilities	$18,450	$18,360	$18,727	$19,289	$19,675
Salaries	$161,334	$164,551	$172,054	$179,925	$188,181
Insurance	$4,950	$4,590	$4,682	$4,775	$4,871
Equipment Lease	$39,750	$38,780	$38,780	$0	$0
Repairs & Maintenance	$2,050	$2,060	$2,122	$2,185	$2,251
Legal & Professional Fees	$2,200	$2,020	$2,040	$2,081	$2,143
Brewery and BOP Operations	$6,150	$61,580	$6,365	$6,556	$6,753
Other fixed costs	$1,100	$1,015	$1,030	$1,046	$1,061
Long term debt	$7,380	$0	$0	$0	$0
Advertising	$3,075	$3,060	$0	$0	$0
Office and Admin	$2,050	$2,040	$2,081	$2,122	$2,165
Operating Profit	$-230,822	$-233,449	$-113,964	$20,935	$155,492

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

To track the investment commitments we've received in this Offering, click to see the [Progress Bar](#).

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$152,051.00	$245,913.00
Cash & Cash Equivalents	$47,721.00	$109,817.00
Accounts Receivable	$0	$0
Short-term Debt	$244,451.00	$85,250.00
Long-term Debt	$226,623.00	$168,115.00
Revenues/Sales	$306,352.00	$177,944.00
Cost of Goods Sold	$67,531.00	$86,698.00
Taxes Paid	$0	$0
Net Income	$-390,571.00	$-717,967.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V